Exhibit 2.12

Stephen A. Snyder

President

July 10, 2014

Rob Ramoji

CastleRock Solutions

995 Montague Expressway, #121

Milpitas, CA 95035

Re: Purchase Price Adjustment

Dear Mr. Ramoji:

Reference is made to the Asset Purchase Agreement dated August 23, 2013, as amended (the “APA”), between Medical Transcription Billing, Corp. (the “Company”), Tekhealth Services, Inc., Professional Accounts Management, Inc., Practice Development Strategies, Inc., Rob Ramoji and CastleRock Solutions, Inc. Capitalized terms used but not defined in this letter have the meanings set forth in the APA.

By their execution of this letter agreement, the parties to the APA (the “Parties”), agree that the APA is hereby amended, so that (i) the Cash Purchase Price payable at the Closing under Section 1.2 of the APA shall be fixed at $2,339,000, and (ii) in the event the underwriters exercise their option to purchase additional shares of MTBC Stock in the IPO, the Company will promptly pay to Seller 20% of the proceeds received by the Company from such exercise (net of the underwriters’ discount) as an increase to the Cash Purchase Price.

The Parties further acknowledge and agree that the Share Consideration under the APA has not changed and constitutes 358,645 shares of MTBC Stock.

The parties agree that except as provided in this letter, the APA shall remain unchanged in full force and effect.

Sincerely,

Medical Transcription Billing, Corp.

By:	/s/ Stephen A. Snyder
Stephen A. Snyder

7 Clyde Road, Suite 201, Somerset, NJ 08873 Phone 732.873.5133 Facsimile 732.964.9036 www.MTBC.com

Exhibit 2.12

Tekhealth Services, Inc.		Professional Accounts Management, Inc.

By:	/s/ Rob Ramoji	By:	/s/ Rob Ramoji

Practice Development Strategies, Inc.		Rob Ramoji

By:	/s/ Rob Ramoji	By:	/s/ Rob Ramoji

CastleRock Solutions, Inc.

By:	/s/ Rob Ramoji

7 Clyde Road, Suite 201, Somerset, NJ 08873 Phone 732.873.5133 Facsimile 732.964.9036 www.MTBC.com